Exhibit 99.3

Media Contact:	Investor Contact:
Divya Anand Tata Communications +91 897 606 8777 divya.anand@tatacommunications.com	Mahesh Pratap Singh Tata Communications +91 981 916 2113 mahesh.singh@tatacommunications.com

Tata Communications delivers sustained, profitable growth

Q3 FY14 EBITDA grows 29% YoY

Mumbai – February 12th 2014 – Tata Communications today announces its financial results for the quarter and nine months ended December 31st 2013.

Financial highlights for Q3 FY2014

•	Consolidated revenue from operations up 12% YoY

•	Net profit continues its positive trajectory

•	Global voice revenue from operations up 8% YoY

•	Global data revenue from operations up 17% YoY

Growth in Q3 was mainly driven by the global data solutions (GDS) business which sustained growth momentum across regions. Ethernet, VPN solutions and managed services continued to be the forerunners and helped global data solutions grow significantly. The Global wholesale voice business delivered stable performance; in-line with its long-term vision of sustainable performance.

Consolidated revenue from operations showed an increase of 12% to Rs. 49,537 million (USD 798 million @avg. Fx of INR/USD 62.06) in Q3 FY14 as compared to Rs. 44,341 million (USD 819 million @avg. Fx of INR/USD 54.12) in the corresponding quarter last year. Consolidated EBITDA improved by 29% to Rs. 7,739 million (USD 125 million @avg. Fx of INR/USD 62.06) in Q3 FY14 compared to Rs. 6,011 million (USD 111 million @avg. Fx of INR/USD 54.12) in the corresponding quarter last year. Net profit turned positive at Rs 365 million (USD 6 million @avg. Fx of INR/USD 62.06) in Q3 FY14 from a net loss of Rs. 2,010 million (USD 37 million @avg. Fx of INR/USD 54.12) in the comparable quarter of the previous year.

Revenue from operations for the core business improved by 12% at Rs. 44,340 million (USD 714 million) from Rs. 39,532 million (USD 730 million) during the corresponding quarter a year ago.

The start-up business, comprising primarily of Neotel, contributed to an 8% rise in revenues at Rs. 5,196 million (ZAR 849 million @ avg. Fx of INR/ZAR 6.12), compared to Rs. 4,810 million (ZAR 772 million @ avg. Fx of INR/ZAR 6.23) in Q3 FY13. The start-up business EBITDA margins stood at 31.1% during the quarter, compared to 10.3% in Q3 FY13.

Commenting on the results, Vinod Kumar, MD and CEO, Tata Communications, says, ‘Tata Communications continues to deliver sustained and profitable growth on the back of investments into innovative services and brand, as well as prudent cost management. Our business mix is favourably trending towards a higher proportion of managed services and consumption by Enterprise customers.”

Sanjay Baweja, Chief Financial Officer, Tata Communications says, “Operationally, we are hitting the right milestones across our businesses. As envisaged, while voice margins have normalised during the quarter, the overall margin profile has remained robust and is being complemented by the data business delivering sustainable margins at 20%. Enhancing operational efficiency at every level of the business and driving free cash generation remain our two key focus areas.”

Tata Communications’ focus on progressive innovation continues to deliver market relevant and transformative solutions focused on enhancing value for its customers. The company has invested in building out customer-centric programmes to drive solutions across mobile broadband, cloud and unified communications; areas that are seeing exponential growth across markets.

Q3 FY2014 business highlights

•	Tata Communications announces network readiness for enabling international voice over LTE calling: Tata Communications announced its network readiness to supply Voice over LTE calling (VoLTE) to its growing global community of IPX-connected service providers. VoLTE will allow mobile network operators to offer HD voice over their LTE / 4G networks and is seen as a key factor for the success of 4G customer uptake. Customers will benefit from near-instant call setup, better sound quality and the ability to have HD Voice conversations with more users outside the mobile-only community.

•	Tata Communications brings 100G connectivity to carrier and enterprise customers from the US to Asia with Ciena’s GeoMesh: Tata Communications launched a 100 gigabits per second upgrade along the TGN-Pacific (TGN-P) submarine cable system that connects the U.S. to Japan and three routes in the TGN-Intra-Asia (TGN-IA) market across Asia. With this latest in a series of investments, Tata Communications becomes the only private subsea cable owner that has 100G deployed across major routes around the world on its own infrastructure.

•	Tata Communications launches mobile VoIP platform to bolster converged communications capabilities for mobile service providers: Tata Communications launched a mobile VoIP platform, which is a hosted, white label solution that allows mobile network operators (MNO) and other retail voice providers to deliver and monetise innovative converged IP communication services.

•	Tata Communications’ Mobile Messaging Exchange extends and simplifies SMS interconnect for MNOs and application service providers: Tata Communications launched its Mobile Messaging Exchange service that enables over-the-top (OTT) providers and SMS aggregators to connect to a large community of MNOs globally, while allowing MNOs to monetise the SMS traffic with an added layer of security. This service provides a mutually favourable and profitable solution for all the stakeholders in the value chain.

•	Arkadin becomes an official provider of Tata Communications’ jamvee™ video service: The agreement makes Arkadin an official APAC provider of Tata Communications’ recently launched jamvee™ conferencing - an on-demand unified communication service which enables, for the first time, anyone, anywhere¹, to instantly access a business video meeting on any device - be it desktop, laptop, tablet, smartphone, Telepresence or video conferencing rooms.

Q3 FY2014 Awards & Recognition

•	Tata Communications won the Best Wholesale Carrier Award at the 2013 World Communications Awards. The recognition came on the back of the breadth of its wholesale offerings, which enable service providers to address their core business challenges including service reach and interoperability, end-user experience, efficient capital allocation and technology transformation.

•	Forrester Research, Inc., has identified Tata Communications as a Leader in its 2013 report titled The Forrester Wave™: Asia Pacific Carrier Ethernet Services, Q4 2013. The report cites Tata Communications as having “the strongest current offerings for carrier Ethernet WAN service portfolio, providing high portfolio quality, traffic prioritisation, and granular bandwidth options”.

A fact sheet providing a detailed analysis of the results for the quarter and nine months ended December 31st 2013 has been uploaded on the Tata Communications website and can be accessed at:

2

http://www.tatacommunications.com/sites/default/files/Tata%20Communications%20-%20Q3%20FY14%20Investor%20Fact%20Sheet.pdf

http://www.tatacommunications.com/sites/default/files/Tata%20Communications%20-%20Q3%20FY14%20Results%20Presentation.pdf

Ends…

About Tata Communications

Tata Communications Limited along with its subsidiaries (Tata Communications) is a leading global provider of A New World of Communications™. With a leadership position in emerging markets, Tata Communications leverages its advanced solutions capabilities and domain expertise across its global and pan-India network to deliver managed solutions to multi-national enterprises, service providers and Indian consumers.

The Tata Communications global network includes one of the most advanced and largest submarine cable networks and a Tier-1 IP network with connectivity to more than 200 countries and territories across 400 PoPs, as well as nearly 1 million square feet of data centre and collocation space worldwide.

Tata Communications’ depth and breadth of reach in emerging markets includes leadership in Indian enterprise data services, leadership in global international voice, and strategic investments in South Africa (Neotel), Sri Lanka (Tata Communications Lanka Limited) and Nepal (United Telecom Limited). Tata Communications Limited is listed on the Bombay Stock Exchange and the National Stock Exchange of India.

http://www.tatacommunications.com

Forward-looking and cautionary statements

Certain words and statements in this release concerning Tata Communications and its prospects, and other statements, including those relating to Tata Communications’ expected financial position, business strategy, the future development of Tata Communications’ operations, and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors, including financial, regulatory and environmental, as well as those relating to industry growth and trend projections, which may cause actual results, performance or achievements of Tata Communications, or industry results, to differ materially from those expressed or implied by such forward-looking statements. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, failure to increase the volume of traffic on Tata Communications’ network; failure to develop new products and services that meet customer demands and generate acceptable margins; failure to successfully complete commercial testing of new technology and information systems to support new products and services, including voice transmission services; failure to stabilize or reduce the rate of price compression on certain of the company’s communications services; failure to integrate strategic acquisitions and changes in government policies or regulations of India and, in particular, changes relating to the administration of Tata Communications’ industry; and, in general, the economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in Tata Communications’ control, include, but are not limited to, those risk factors discussed in Tata Communications’ various filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. Tata Communications is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements.

3